FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 15, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated November 15, 2006

2.

Material Change Report dated November 15, 2006 (re: November 15/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  November 15,  2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

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Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

Petaquilla Provides Update on Copper Project In Panama

Vancouver, BC – November 15, 2006:  Petaquilla Minerals Ltd. (Petaquilla or the “Company”) provided details today about ongoing progress and activities at the Petaquilla Copper joint venture in Panama.  The Company holds a 20% equity interest in Petaquilla Copper Ltd. (“Petaquilla Copper”), which now holds the joint venture interest as a result of the recently – completed Plan of Arrangement.

The Company had obtained encouraging results throughout the year from verification drilling at the Petaquilla and Botija copper deposits that support historical work done by Adrian Resources and Teck-Cominco in 1998.  Petaquilla Copper has outlined a new drilling program of more than 250,000 metres to commence in the first quarter of 2007.  The new superintendent of drilling, Mr. Bruce Hiller, is now in Panama and overseeing the current drill program, as well as preparing the 2007 program. Mr. Hiller is a former partner of Falcon Drilling, which was instrumental in the 1995-8 feasibility drilling.

In 1998, H. A. Simons produced a feasibility report that stated that significant tonnages of copper are suitable for surface mine development.  The report stated that the Minera Petaquilla S. A. project contains 1.115 billion tonnes grading 0.50% copper, 0.09 g/t gold, 0.015% molybdenum, as well as recoverable silver.  The historical resource was compiled prior to the implementation of National Instrument 43-101 and the Company is not treating the 1998 Feasibility Study as a current mineral resource estimate.  The Company believes these historical results provide an indication of the potential of the properties and are relevant to ongoing exploration.  However, the Company has not completed the work necessary to verify the classification of the mineral resource estimates and, thus, the historical estimates should not be relied upon.  The deposits will require considerable further evaluation which Petaquilla’s management intends to carry out in due course.

The 2007 drilling campaign, together with the validation to NI 43-101 standards of the 1998 Feasibility Study, are key developments in Petaquilla’s commitment to bring the Petaquilla Copper Project to production.

Michael Levy, Petaquilla President and Director, said “Petaquilla has been active on many fronts in advancing the world class Petaquilla Copper project.  In addition to the progress we are making on the ground, the plans to list the shares of Petaquilla Copper promise to provide long term value to Petaquilla shareholders.”

The Company also announced that it will commence 3000 meters of drilling in the next two weeks designed to test the potential oxide zone that appears to cap the copper deposits. This activity is part of the larger 2006-7 drilling program that is designed to bring to inferred resource status the mineralization that was identified in the 1995-8 drilling programs

The Company has now completed the Colina Camp which will be the center of operations for the development of the long lead - time items needed.  Satellite camps for drill operations have also been setup at the Petaquilla, Valle Grande and Botija deposits. At present, 70% of all access roads to the camps as well as the major pits are complete and are expected to be finalized by January 2007 (see map on website at www.petaquilla.com).

Other activities currently underway include environmental surveys, road and camp construction, detailed surveys of prior drill holes, plus trenching to expose bedrock for mapping and sampling.  Petaquilla Copper has also ordered two LF-70 core rigs, one LF-90 and commissioned a large reverse circulation (RC) rig to augment exploration drilling.  This complements a fleet of 6 core rigs already working at the nearby Molejon Gold Deposit.

Until such time as the shares of Petaquilla Copper are listed on a Canadian stock exchange, the Company will be providing periodic updates on the Petaquilla Copper Project.  Petaquilla Copper’s listing application is currently being expedited.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063

Toll Free: 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

November 15, 2006

Item 3.

News Release

The Company’s news release dated November 15, 2006, was disseminated by CCN Matthews on November 15, 2006.

Item 4.

Summary of Material Change

The Company provides details about ongoing progress and activities at the Petaquilla Copper joint venture in Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated November 15, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

News Release	Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

Petaquilla Provides Update on Copper Project In Panama

Vancouver, BC – November 15, 2006:  Petaquilla Minerals Ltd. (Petaquilla or the “Company”) provided details today about ongoing progress and activities at the Petaquilla Copper joint venture in Panama.  The Company holds a 20% equity interest in Petaquilla Copper Ltd. (“Petaquilla Copper”), which now holds the joint venture interest as a result of the recently – completed Plan of Arrangement.

The Company had obtained encouraging results throughout the year from verification drilling at the Petaquilla and Botija copper deposits that support historical work done by Adrian Resources and Teck-Cominco in 1998.  Petaquilla Copper has outlined a new drilling program of more than 250,000 metres to commence in the first quarter of 2007.  The new superintendent of drilling, Mr. Bruce Hiller, is now in Panama and overseeing the current drill program, as well as preparing the 2007 program. Mr. Hiller is a former partner of Falcon Drilling, which was instrumental in the 1995-8 feasibility drilling.

In 1998, H. A. Simons produced a feasibility report that stated that significant tonnages of copper are suitable for surface mine development.  The report stated that the Minera Petaquilla S. A. project contains 1.115 billion tonnes grading 0.50% copper, 0.09 g/t gold, 0.015% molybdenum, as well as recoverable silver.  The historical resource was compiled prior to the implementation of National Instrument 43-101 and the Company is not treating the 1998 Feasibility Study as a current mineral resource estimate.  The Company believes these historical results provide an indication of the potential of the properties and are relevant to ongoing exploration.  However, the Company has not completed the work necessary to verify the classification of the mineral resource estimates and, thus, the historical estimates should not be relied upon.  The deposits will require considerable further evaluation which Petaquilla’s management intends to carry out in due course.

The 2007 drilling campaign, together with the validation to NI 43-101 standards of the 1998 Feasibility Study, are key developments in Petaquilla’s commitment to bring the Petaquilla Copper Project to production.

Michael Levy, Petaquilla President and Director, said “Petaquilla has been active on many fronts in advancing the world class Petaquilla Copper project.  In addition to the progress we are making on the ground, the plans to list the shares of Petaquilla Copper promise to provide long term value to Petaquilla shareholders.”

The Company also announced that it will commence 3000 meters of drilling in the next two weeks designed to test the potential oxide zone that appears to cap the copper deposits. This activity is part of the larger 2006-7 drilling program that is designed to bring to inferred resource status the mineralization that was identified in the 1995-8 drilling programs

The Company has now completed the Colina Camp which will be the center of operations for the development of the long lead - time items needed.  Satellite camps for drill operations have also been setup at the Petaquilla, Valle Grande and Botija deposits. At present, 70% of all access roads to the camps as well as the major pits are complete and are expected to be finalized by January 2007 (see map on website at www.petaquilla.com).

Other activities currently underway include environmental surveys, road and camp construction, detailed surveys of prior drill holes, plus trenching to expose bedrock for mapping and sampling.  Petaquilla Copper has also ordered two LF-70 core rigs, one LF-90 and commissioned a large reverse circulation (RC) rig to augment exploration drilling.  This complements a fleet of 6 core rigs already working at the nearby Molejon Gold Deposit.

Until such time as the shares of Petaquilla Copper are listed on a Canadian stock exchange, the Company will be providing periodic updates on the Petaquilla Copper Project.  Petaquilla Copper’s listing application is currently being expedited.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063

Toll Free: 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN